FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

15 November 2011

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 July 2011 to 15 November 2011 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

HSBC Malta's financial performance during the period 1 July 2011 to 15 November 2011 remained broadly in line with expectations.

The trading period has been dominated by volatility in global markets, most specifically around the problems associated with the Eurozone sovereign crisis. In this environment HSBC Malta sought to significantly reduce its market risks by proactively de-risking the available-for-sale portfolio, through the disposal of the bank's exposure to peripheral Eurozone debt. Revenue is slightly below expectations and profitability in the investment-related subsidiaries, including the life company, has been adversely impacted by the volatile investment markets.

HSBC Malta continues to provide strong support to its borrowers and security for its depositors. Levels of retail deposits were unchanged during the period despite significant competitive pressure. Market share in lending has been stable during the period under review and pipeline business remains reasonably resilient.

Costs are slightly higher than the same period last year, primarily due to ongoing investment in the business. The overall cost efficiency ratio, however, showed a small improvement on the same period last year as growth in operating income outpaced expenditure.

The bank continues to focus on building a high quality asset base and it is encouraging that loan impairments, although slightly higher than the same period last year, remain below expectations. The balance sheet remains well diversified and conservative, with no material concentrations and limited exposures to problem asset classes including importantly no direct exposure to sovereign debt in southern Europe. Over recent months, the bank has continued to reduce its exposure to sovereign and other bank holdings in peripheral Eurozone countries held within the available-for-sale bond portfolio.

The bank recognises the increasingly difficult market conditions in which it is operating as a consequence of the well documented Eurozone problems. It is monitoring closely the regulatory implications for the banking sector and specifically the potential implications on capital. HSBC Malta's management of both its capital and risk positions continues to be extremely conservative and the bank is well placed to meet both current and future challenges.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "Clearly market conditions have been particularly difficult in recent months and whilst the Eurozone crisis still has some way to go, we are satisfied with the bank's positive performance during the period under review. The local economy has held up relatively well despite the significant uncertainty across the Eurozone economy with high unemployment, mixed growth and government-led austerity measures contributing to some significant down side risks for 2012. We have a firm grip on both risks and costs at a time when we are likely to see continuing pressure on revenue as the wider Eurozone economy slows."

In difficult market conditions and with increasing pressures on revenue and capital, 2012 is expected to be a more difficult year. Consequently, HSBC Malta will continue to focus on improving its productivity and cost effectiveness to ensure that current levels of profitability remain sustainable. This is in line with the wider HSBC Group's drive to improve overall organisational effectiveness through the implementation of more consistent business models, and the re-engineering of certain global support functions. Technology at a Group level is being streamlined with the overarching goal to ensure that the Group becomes a more dynamic and agile organisation for the benefit of its customers and shareholders. The bank in Malta should begin to see the benefits from these changes during the first part of 2012.

As part of this process and in order to improve the bank's organisational effectiveness locally the Board has approved a plan to look to deliver additional sustainable cost savings by the end of 2013. Whilst the detail is still being worked through, a number of initiatives will be launched early in 2012. These will include initiatives designed to optimise the footprint of the branch network and automated delivery channels, the introduction of improved technology and operational infrastructure, and the simplification of the bank's organisation in line with best practise. The potential disposal of the bank's card acquiring business, which was announced on 28 October, forms part of these initiatives.

As a consequence of these initiatives restructuring charges of approximately €10m will be incurred, which will impact the 2011 results. By far the largest component of this charge will be to support early retirement schemes for employees. Consultations with the union and briefings to staff on the details of these initiatives have begun and further details will be announced as they are finalised.

Alan Richards, Director and Chief Executive Officer of HSBC Malta, said: "We continue to emphasise our competitive advantages as an international bank and we remain highly liquid, with a strong asset to deposit ratio, and well capitalised. We have done well to anticipate the downturn in the Eurozone but will need to increase our focus on cost and risk management as trading conditions become more challenging. We have a clear strategy and have agreed priorities for 2012 and we look forward to next year with confidence."

Notes to editors:

1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 October 2011and other financial information.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 15 November, 2011